245 Summer Street

Fidelity® Investments

Boston, MA 02210

September 30, 2020

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: File Room

RE:

Fidelity Salem Street Trust (the trust): File Nos. 002-41839 and 811-02105

Fidelity Flex Real Estate Index Fund

Fidelity Flex Short-Term Treasury Bond Index Fund

CIK: 0000035315

Request for Withdrawal of Amendment to Registration Statement on Form N-1A

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended ("Securities Act"), Fidelity Salem Street Trust (the "Trust") hereby requests the withdrawal of the below post-effective amendments to its registration statement filed under the Securities Act, which were filed on Form N-1A, as they relate solely to its Fidelity Flex Real Estate Index Fund series and Fidelity Flex Short-Term Treasury Bond Index Fund series (the “Funds”).

The below amendments were duly submitted via EDGAR and accepted by the Securities and Exchange Commission (the "SEC") on the dates shown below and were filed to add the Funds as new series to the Trust.

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
361	03/08/2017	485BPOS	0001379491-17-001577
358	02/17/2017	485BPOS	0001379491-17-000878
356	02/14/2017	485BXT	0000880195-17-000054
347	12/02/2016	485APOS	0001379491-16-007873

The Trust has not offered, and does not currently intend to offer in the near future, shares of the Funds. If and when the Trust decides to offer shares of the Funds, it will file another post-effective amendment to its registration statement.

Very truly yours,

/s/Cynthia Lo Bessette

Cynthia Lo Bessette

Secretary of the Trust